SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TASER INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00001 Per Share
(Title of Class of Securities)

87651 B 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel M. Behrendt
Chief Financial Officer
17800 North 85th Street
Scottsdale, Arizona 85255
(480) 991-0797
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

With copies to:
Jeffrey E. Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004
(602) 382-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$910,356	$64.91

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 867,540 shares of common stock of TASER International, Inc. that have an aggregate approximate value of $910,356 as of November 22, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate approximate value of such options was calculated using the Black-Scholes option pricing model based on the closing price of the company’s common stock on November 22, 2010, as reported by the NASDAQ Global Select Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3
SIGNATURE
EXHIBIT INDEX
EX-99.a.1.A
EX-99.a.1.B
EX-99.a.1.C
EX-99.a.1.D
EX-99.a.1.E
EX-99.a.1.F
EX-99.a.1.G
EX-99.a.1.H
EX-99.a.1.I
EX-99.A.1.J
EX-99.d.2

ITEM 1.	SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is TASER International, Inc., a Delaware corporation (“TASER” or the “Company”). TASER’s principal executive office is located at 17800 North 85th Street, Scottsdale, Arizona 85255, and its telephone number is (480) 991-0797. The information in the Offer to Exchange in Part III, Section 11 (“Information Concerning TASER International, Inc.”) is incorporated herein by reference.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by TASER to eligible option holders to exchange certain outstanding eligible options to purchase shares of TASER common stock, par value $0.00001 per share (“Common Stock”), for new options that will be granted under the TASER International, Inc. 2009 Stock Incentive Plan (the “2009 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange (the “New Options”). As of November 24, 2010, options to purchase 867,540 shares of Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 3 (“Number of New Options; Expiration Date”), Section 7 (“Acceptance of Stock Options for Exchange and Issuance of New Options”) and Section 10 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offer to Exchange in Part III, Section 9 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. The filing person is the subject company, TASER International, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information About the Directors and Executive Officers of TASER International, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 3 (“Number of New Options; Expiration Date”), Section 5 (“Procedures for Tendering Options”), Section 6 (“Withdrawal Rights and Change of Election”), Section 7 (“Acceptance of Stock Options for Exchange and Issuance of New Options”), Section 8 (“Conditions of the Exchange Offer”), Section 10 (“Source and Amount of Consideration; Terms of New Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”) and Section 16 (“Extension of Offer; Termination; Amendments”) is incorporated herein by reference.
(b) Purchases. The information in the Offer to Exchange in Part III, Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the New Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange in Part III, Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the New Options”) is incorporated herein by reference. The eligible stock plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) and (d)(2) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The Offer is being conducted to incentivize and retain employees providing services to the Company and its subsidiaries and to reduce the “overhang” as described in the Offer to Exchange. The information set forth in the Offer to Exchange in Part III, Section 4 (“Purpose of the Exchange Offer”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Exchange in Part III, Section 7 (“Acceptance of Stock Options for Exchange and Issuance of New Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Exchange in Part III, Section 11 (“Information Concerning TASER International, Inc.”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information set forth in the Offer to Exchange in Part III, Section 10 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
(b) Conditions. The information set forth in the Offer to Exchange in Part III, Section 8 (“Conditions of the Offer”) is incorporated herein by reference.
(c) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information set forth in the Offer to Exchange in Part III, Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the New Options”) and Appendix A (“Information About the Directors and Executive Officers of TASER International, Inc.”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Exchange in Part III, Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the New Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.
(a) Financial Information. The information set forth in the Offer to Exchange in Part III, Section 11 (“Information Concerning TASER International, Inc.”) and Section 18 (“Additional Information”), in Part II, Item 8 of TASER’s Annual Report on Form 10-K for its fiscal year ended December 31 2009, and in Item 1 of TASER’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010, is incorporated herein by reference. Copies of TASER’s Form 10-K and Form 10-Q, as well as other reports filed by TASER with the SEC, can be accessed electronically on the SEC’s website at www.sec.gov.
(b) Pro Forma Information. Not applicable.
(c) Summary Information. The information set forth in the Offer to Exchange in Part III, Section 11 (“Information Concerning TASER International, Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange in Part III, Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the New Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit	Description of Exhibits
(a)(l)(A)	Offer to Exchange, dated November 24, 2010
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Email Communication from TASER to All Eligible Employees
(a)(1)(E)	Form of Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(G)	Form of Reminder of Expiration of Exchange Offer
(a)(1)(H)	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(I)	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(J)	Press Release issued by TASER International, Inc. on November 24, 2010 announcing commencement of employee stock option exchange
(b)	Not applicable
(d)(1)	TASER International, Inc. 2009 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s 2009 Proxy Statement, filed with the SEC on April 15, 2009)
(d)(2)	Form of Stock Option Agreement for New Options
(g)	Not applicable
(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13e-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TASER INTERNATIONAL, INC.
By:	/s/ Daniel M. Behrendt	Dated: November 24, 2010
Daniel M. Behrendt
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibits
(a)(l)(A)	Offer to Exchange, dated November 24, 2010
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Email Communication from TASER to All Eligible Employees
(a)(1)(E)	Form of Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(G)	Form of Reminder of Expiration of Exchange Offer
(a)(1)(H)	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(I)	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(J)	Press Release Issued by TASER International, Inc. on November 24, 2010 Announcing Commencement of Employee Stock Option Exchange
(b)	Not applicable
(d)(1)	TASER International, Inc. 2009 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s 2009 Proxy Statement, filed with the SEC on April 15, 2009)
(d)(2)	Form of Stock Option Agreement for New Options
(g)	Not applicable
(h)	Not applicable